MightyFly Inc
2025 Financial Statements - CF Format
Table of Contents



Balance Sheet
MightyFly Inc
As of Dec 31, 2025



	Total
Assets	
Current Assets	
Bank Accounts	
10040 Analysis Checking (2744) - 5	-1,507.17
10060 Business Adv Relationship - 0522 - 6	136,717.18
10070 Business Advantage Sav - 0548 - 6	2,444,998.33
10085 Charles Schwab Money Market (X206)	83.29
Total for Bank Accounts	**$2,580,291.63**
Accounts Receivable	
11000 Accounts Receivable (A/R)	1,382.23
Total for Accounts Receivable	**$1,382.23**
Other Current Assets	
11300 Prepaid Expenses	9,798.11
11700 Loans to Stockholders	0.60
11800 Uncategorized Asset	0.00
Total for Other Current Assets	**$9,798.71**
Total for Current Assets	**$2,591,472.57**
Fixed Assets	
15000 Fixed Assets	
15005 Computers	66,704.67
15015 Furniture & Fixtures	4,236.08
15035 Trailer	18,964.72
15040 Accumulated Depreciation	-74,931.50
15045 Vehicle	72,643.76
Total for 15000 Fixed Assets	**$87,617.73**
Total for Fixed Assets	**$87,617.73**
Other Assets	
16100 Security Deposits	10,839.14
16200 R&D Tax Credits	35,758.44
Total for Other Assets	**$46,597.58**
Total for Assets	**$2,725,687.88**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	

21051 SVB 1687 - Russell	0.00
21056 SVB 9184 - Simon Chen	107.76
21057 SVB 0172 - Mike	78.67
21058 SVB 2628 - Rohan	0.00
21062 SVB 2481 - Damen	937.95
21067 SVB 5454 - Wes	0.00
21070 SVB 0462 - Manal	9,841.44
21090 SVB 2984 - Brendan	724.24
21093 SVB 4623 - Fernanda	20.00
21097 SVB 8030 - Ian	0.00
Total for Credit Cards	**$11,710.06**
Other Current Liabilities	
21100 Accrued Expenses	6,906.42
21300 SVB Credit Card Payable	3,473.68
21500 Payroll Liabilities	0.00
21505 Payroll Clearing	0.00
21506 401K Payable	1,868.76
21510 Payroll Liability - Benefits	0.00
Total for 21500 Payroll Liabilities	**$1,868.76**
Total for Other Current Liabilities	**$12,248.86**
Total for Current Liabilities	**$23,958.92**
Long-term Liabilities	
23050 Vehicle Loan	47,989.40
23100 Convertible KISS-A - 500 StartUps	150,000.00
23200 Discount on KISS	-37,500.00
Total for 23100 Convertible KISS-A - 500 StartUps	**$112,500.00**
23300 Convertible Promissory Note - Manal	0.00
23550 Venture Equity	12,824,353.78
Total for Long-term Liabilities	**$12,984,843.18**
Total for Liabilities	**$13,008,802.10**
Equity	
30100 Common Stock	4,082.36
30200 Additional Paid-In-Capital	147,835.00
30300 Retained Earnings	-7,784,503.07
Net Income	-2,650,528.51
Total for Equity	**-$10,283,114.22**
Total for Liabilities and Equity	**$2,725,687.88**



Profit and Loss
MightyFly Inc
January-December, 2025



	Total
Income	
40000 Revenue	
40100 Sales	165,480.00
Total for 40000 Revenue	**$165,480.00**
Total for Income	**$165,480.00**
Gross Profit	**$165,480.00**
Expenses	
60000 Facilities	
60005 Rent & Lease	149,113.48
60015 Utilities	57,148.06
60020 Repairs & Maintenance	4,112.56
Total for 60000 Facilities	**$210,374.10**
60100 General and Administrative	
60105 Office Supplies	12,572.83
60115 Dues & subscriptions	24,876.13
60125 Bank Service Charges	816.89
60130 Shipping, Freight & Delivery & Postage	3,536.18
60135 Business Licenses and Permits	2,640.83
60140 Insurance Expense	31,724.21
60150 Car Lease	1,004.72
Total for 60100 General and Administrative	**$77,171.79**
60200 Payroll Expenses	
60205 Salaries & Wages	1,724,595.09
60215 Payroll Taxes	21,842.55
60220 Employee Benefits	116,069.96
60225 Payroll Processing Fee	5,524.00
60230 Employee Training	45.00
60240 Employee Commuter Benefit	11,269.94
Total for 60200 Payroll Expenses	**$1,879,346.54**
60300 Professional Services	
60305 Finance and Accounting	61,528.36
60310 HR/Recruiting	92,772.51
60315 Legal Fees	66,633.77
60335 Subcontractor Expense	6,543.84
Total for 60300 Professional Services	**$227,478.48**
60400 Marketing, Advertising, & PR	699.00
60405 Advertising and Promotion	3,840.00
Total for 60400 Marketing, Advertising, & PR	**$4,539.00**

60500 Travel & Entertainment	
60505 Meals & Entertainment	58,303.63
60510 Lodging	10,679.77
60515 Airfare	14,218.69
60520 Ground Transportation	11,441.00
60525 Parking	332.48
60530 Conference Expenses	1,480.00
Total for 60500 Travel & Entertainment	**$96,455.57**
70000 Research & Development	
70005 R&D Equipment, Machinery & Tools	4,055.37
70010 R&D Aircraft Materials	38,234.50
70011 R&D Ground Testing	1,716.52
70015 R&D Flight Testing	4,297.44
70020 R&D Aircraft Components	70,057.56
70025 R&D Software	37,403.46
70035 R&D Subcontractors	22,460.38
Total for 70000 Research & Development	**$178,225.23**
Car & Truck	265.75
Total for Expenses	**$2,673,856.46**
Net Operating Income	**-$2,508,376.46**
Other Income	
71100 Gain/Loss on Investments	6,661.29
71200 Rewards	3,512.00
80001 R&D Tax Credit	-121,801.16
80002 Interest Earned	283.79
Total for Other Income	**-$111,344.08**
Other Expenses	
80005 Depreciation	28,298.44
80010 Interest Expense	1,053.92
80015 Taxes	1,455.61
Total for Other Expenses	**$30,807.97**
Net Other Income	**-$142,152.05**
Net Income	**-$2,650,528.51**



Statement of Cash Flows

MightyFly Inc

January 1-December 31, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	
11300 Prepaid Expenses	
15040 Fixed Assets:Accumulated Depreciation	
21050 SVB 4710 - Petr (deleted)	
21051 SVB 1687 - Russell	
21056 SVB 9184 - Simon Chen	
21057 SVB 0172 - Mike	
21058 SVB 2628 - Rohan	
21062 SVB 2481 - Damen	
21070 SVB 0462 - Manal	
21071 SVB 6064 - Manal (deleted)	
21075 SVB 6355 - Manal (deleted)	
21090 SVB 2984 - Brendan	
21093 SVB 4623 - Fernanda	
21097 SVB 8030 - Ian	
21098 SVB 4044 - Jessen Liang (deleted)	
21100 Accrued Expenses	
21300 SVB Credit Card Payable	
21500 Payroll Liabilities	
21505 Payroll Liabilities:Payroll Clearing	
21506 Payroll Liabilities:401K Payable	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
15045 Fixed Assets:Vehicle	
16100 Security Deposits	
16200 R&D Tax Credits	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
23050 Vehicle Loan	
23300 Convertible Promissory Note - Manal	
23400 Convertible Promissory Note - Manal:Accrued Interest - Convertible Note (deleted)	
23550 Venture Equity	
30100 Common Stock	
Net cash provided by financing activities	

NET CASH INCREASE FOR PERIOD

Cash at beginning of period

CASH AT END OF PERIOD



Total
-2,650,528.51
-1,382.23
3,978.76
24,137.15
0.00
-532.50
-208.65
0.00
-2,398.20
6,760.88
-1,613.70
513.04
-14,659.96
-220.00
-2,898.13
-2,610.53
2,374.42
2,120.24
0.00
0.00
558.33
$13,918.92
-$2,636,609.59
-52,643.76
-139.14
125,656.25
$72,873.35
47,989.40
-50,000.00
-23,589.04
4,490,537.83
3,945.50
$4,468,883.69

	$1,905,147.45
	$675,144.18
	$2,580,291.63